

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

David Byrnes
Chief Financial Officer
MSGE Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

      Re: MSGE Spinco, Inc.
            Registration Statement on Form 10-12B
            Filed February 16, 2023
            File No. 001-41627

Dear David Byrnes:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Preliminary Information Statement

Two Pennsylvania Plaza Sublease, page 167

1.   We note your response to comment 2 and reissue. Please revise to describe and quantify the expected sublease payments under this agreement and the comparable agreement disclosed on page 170 with MSG Sports.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert W. Downes, Esq.